


A RECORD OF EXCELLENCE

"200 Best Small Companies"
(*Forbes* Magazine)
14th in 2004
89th in 2001

"100 Fastest Growing Small Companies"
(*Fortune Small Business* Magazine)
47th in 2004
47th in 2003

"Profitability Per Unit of Production"
Worldwide Oil and Gas (John S. Herold, Inc.)
10th in 2004
14th in 2003
8th in 2002



CREDO PETROLEUM CORPORATION
2004 ANNUAL REPORT

Calliope and Drilling — A Unique Synergy for Growth

Calliope Gas Recovery System

New Life for Old Gas Wells

Calliope is the engine that provides stable, long-lived reserves at a moderate cost and low risk. The company's average Calliope well, excluding prototypes, ranks in the top 15% of all U.S. onshore producing wells with reserves of 1.10 Bcfe and initial production of 270 Mcfe per day.

(Patent Numbers 5,911,278 and 6,672,392)

J.C. Carroll #1-20
Canadian County, Oklahoma
11,800' Morrow

Rate

650 Mcfd

Calliope — Installed July 1999

Time

Northern Anadarko Basin Drilling



Successful drilling is the engine behind sharp increases in production and cash flow. Drilling is concentrated on the company's 40,000 gross acres leasehold located in the Northern Anadarko Basin of Oklahoma.


SHAREHOLDERS' EQUITY
(In Thousands)
$14,307
$17,635
$20,920
2002
2003
2004
OIL AND GAS PRODUCTION
(Bcf Gas Equivalent)
1.520
1.659
1.956
2002
2003
2004
YEAR END RESERVES
(Bcf Gas Equivalent)
11.437
16.096
17.715
2002
2003
2004

Corporate Profile

CREDO Petroleum Corporation is an independent oil and gas exploration and development company. CREDO focuses on two core projects — natural gas drilling in the Northern Anadarko Basin and application of its patented Calliope Gas Recovery System. The company operates primarily in the Mid-Continent Region of the United States, with minor operations in the Rocky Mountain Region. CREDO owns working and royalty interests in over 1,000 wells and acts as the "operator" of over 100 wells.

FINANCIAL DATA	2004	2003	Change
Income Per Share – Diluted	**$ .59**	$ .52	13%
Revenues	**$ 10,314,000**	$ 8,491,000	21%
Working Capital	**$ 5,611,000**	$ 6,577,000	-15%
Debt	**$ 355,000**	$ 408,000	-13%
Shareholders' Equity	**$ 20,920,000**	$ 17,635,000	19%
Total Assets	**$ 30,976,000**	$ 23,572,000	31%
Common Shares Outstanding	**6,037,000**	5,962,000	1%

OPERATIONS DATA	2004	2003	Change
Production (Mcfge)	**1,956,000**	1,659,000	18%
Reserves:			
Volume (Mcfge)	**17,715,000**	16,096,000	10%
Future Net Revenues	**$ 77,612,000**	$ 45,165,000	72%
Future Net Revenues Discounted at 10%	**$ 44,551,000**	$ 28,024,000	59%
Acreage:			
Gross Acres	**365,000**	375,000	-3%
Net Acres	**53,000**	56,000	-5%

Report to Shareholders



This year's return on equity was 21 percent without using leverage. I am pleased to report that we had another excellent year, setting new records in virtually every financial and operating category.

■ Earnings	New Record	+17%
■ Production	New Record	+18%
■ Reserves	New Record	+10%
■ Revenues	New Record	+21%
■ Cash Flow	New Record	+28%

Reserves hit a new record for the 11th consecutive year and production for the fourth consecutive year. Earnings have increased over 1,000 percent in the last five years, and profits per unit of production rank among the highest in our industry.

"Achieving consistent long-term performance is a top priority because it benefits many areas of our business."

While CREDO is a small company by industry standards, it is a very fine company by any measure. This year's results further advance a record of excellence that has been recognized by *Forbes* magazine, *Fortune Small Business* magazine and John S. Herold, Inc. CREDO's performance has received accolades in both good and bad times for our industry.

"200 Best Small Companies" (*Forbes* Magazine)	"100 Fastest Growing Small Companies" (*Fortune Small Business* Magazine)	"Profitability Per Unit of Production" Worldwide Oil and Gas (John S. Herold, Inc.)
14th in 2004	47th in 2004	10th in 2004
89th in 2001	47th in 2003	14th in 2003
		8th in 2002

Our performance has also been very strong when compared to our U.S. industry group (source: John S. Herold, Inc.).

	CREDO	Oil and Gas Industry-U.S.
■ 4-year average production increase	29%	3%
■ 4-year average reserve increase	21%	5%
■ 4-year average stock price appreciation	96%	5%
■ 3-year production replacement	245%	127%
■ 3-year finding and development costs (BOE)	$ 5.88	$ 9.78
■ 2003 net income per BOE	$12.17	$ 8.31

"The unique synergy between our two core projects—drilling and Calliope—provides both rapid production growth and long-lived reserves at a reasonable cost and risk."

We have an extraordinary team of creative people who are masters of their disciplines and who treat this company as if it is their own. Your management and board of directors own almost 25 percent of the company, putting their interest in line with yours. If you lose, we lose more.

Our success is derived through a rigorous application of science that is focused on "creating" value where none previously existed. We have accomplished this in two ways—through the drill bit and with technological advances such as Calliope. These two synergistic core projects offer a superb, and possibly unique, formula for achieving our goal of providing production growth and adding long-lived gas reserves at a reasonable cost and risk.

We do not manage CREDO as a "boom or bust" commodity play, and we are not encumbered by short-term performance pressures. That gives us the managerial freedom to focus on fundamentals and to take a long-term view, a somewhat rare opportunity in today's public company world.

"Capital spending was by far the highest in company history as we plowed all of our cash flow back into the business. The result was another year of record operational results."

Capital spending increased 30 percent to $7,089,000, by far the highest level in company history. We added 3.6 Bcfe of new proved reserves, yielding 183 percent production replacement. At year-end, proved reserves totaled 17.7 Bcfe with natural gas representing 86 percent of reserve volumes.

Successful drilling continued to be the engine behind the sharp increases in our production and cash flow. However, Calliope is the engine that provides stable, long-lived reserves at a moderate cost and low risk. Calliope and drilling are a very synergistic combination, as our performance statistics show.

Calliope's impressive track record clearly demonstrates its operational flexibility and economic viability. Our average Calliope well, excluding prototypes, ranks in the top 15 percent of all U. S. onshore producing wells with reserves of 1.10 Bcfe and initial production of 270 Mcfe per day. In 2004, we significantly expanded Calliope's operating breadth, including successful installation inside 2-3/8-inch tubing set on packers.

Our drilling struggled a bit this year with more dry holes and marginal wells than usual. This is not uncommon, as our area often produces uneven drilling results. But we persevered and good things finally happened, albeit some too late to be included in 2004 results. The Gage Prospect discovery, just prior to year-end, and the Glacier Prospect discovery, just after year-end, are very promising and should provide a significant boost to our 2005 production. CREDO has been steadily increasing the percentage it retains in its drilling prospects and owns 50 percent of Gage Prospect and 70 percent of Glacier Prospect.

Our finding cost was $1.98 per Mcfe, up considerably from $.86 last year. A higher than usual number of dry holes and several prototype Calliope applications contributed to the increase, along with rapidly escalating field costs. Despite the increase, our 2004 finding cost is in line with last year's U. S. industry group average of $1.63, and remains substantially below last year's small company peer group average of $2.87.

It is noteworthy that CREDO has a long history of low finding costs compared to our industry group. In fact, our finding costs have historically ranked in the best quartile of U.S. companies. For the three years ending in 2003, CREDO had the 14th lowest finding costs among U.S. oil and gas companies (John S. Herold, Inc.). I expect our long-term track record to remain intact.

"Natural gas prices are the single most important driver of our financial performance. Accordingly, we have a long-standing and well publicized policy of actively managing this most critical element of our business."

In all aspects of our business, we must be right about two things—the fundamentals and the timing. In hedging a portion of CREDO's production last year, I was right about the fundamentals, as there was ample gas available, but my timing was off, as the bulls owned the market. The result was that hedging deprived our bottom line of about $500,000.

Hedging plays an important role in maintaining the consistent long-term performance that creates confidence and credibility with all of our constituencies. For example, hedging has provided good cash flow in periods when prices were low (such as 2001 and 2002), giving us the ability to maintain our operating momentum when others were constrained by low prices. The fact that CREDO has made money hedging over the long-term is just icing on the cake.

"I expect 2005 to be a very important year for CREDO as we launch our Calliope joint venturing effort and expand our drilling into south Texas."

Our Calliope team has done a remarkable job of inventing, patenting and refining Calliope and then building an impressive track record with installations on CREDO-owned wells. The project's next phase is to ramp-up our number of Calliope installations by joint venturing with larger companies. We recently launched this phase which has been in planning for several years. To spearhead the effort, we added two highly qualified people. Both had very successful careers in operations and high-level management with major companies. We are delighted that they share our enthusiasm for Calliope, and we have provided them the incentive of an ownership share in the results they produce.

The pace of this next stage of Calliope's roll-out is measured as we carefully select both partners and wells. Initial Calliope joint venture presentations have been made to a limited number of companies, all of which have expressed a keen interest in the technology.

We will continue to drill on our 40,000 gross acres in the Northern Anadarko Basin of Oklahoma. This acreage has excellent potential for more good discoveries as our recent Gage and Glacier Prospect discoveries demonstrate.

We are expanding into a new area and a new type of play. Effective January 1st, we committed to an exploration program using 3-D seismic to define the Vicksburg and Frio Sands in Hidalgo, Jim Hogg and Starr Counties located in south Texas. CREDO will contribute a minimum $1,500,000 to the project over two years, largely for 3-D seismic acquisition and interpretation and lease acquisition. Drilling costs will be determined as prospects are generated. Given the up-front time required to reprocess seismic and purchase leases, I do not expect wells to spud until next year.

Similar to our Anadarko Shelf team, the south Texas exploration team has many years of experience and a successful exploration track record in the region. In addition, two of our directors have extensive knowledge of drilling and operations in south Texas.

"I am looking forward to 2005 because our core business is thriving and important new opportunities are at hand."

It is my job, and that of our directors, to ensure we have projects in the pipeline that provide good growth potential. We have met the challenge to successfully expand our business in a manner that has produced top quartile performance on a host of metrics over the long-term. And we have done so without losing sight of the fundamentals that brought us to this point.

I am confident that the essential elements are in place to sustain our growth, and I expect 2005 to be another good year which will add to our record of excellence.



James T. Huffman
President
January 14, 2005


Business, Operations and
Financial Sections

Table of Contents


CREDO'S STOCK MARKET PRICE
$2.01
$2.92
$3.75
$5.68
$13.00
$14.15
1999
2000
2001
2002
2003
2004

Business

The company focuses on two core projects—natural gas drilling in the Northern Anadarko Basin of Oklahoma and recovering stranded gas from low-pressure reservoirs using its patented Calliope Gas Recovery System ("Calliope"). Drilling operations are concentrated on medium depth properties generally ranging from 7,000 to 10,000 feet. The company owns working and royalty interests in over 1,000 wells and it acts as "operator" of approximately 102 wells.

Over the past six years, the company has participated in developing, testing, refining, and patenting Calliope. Calliope efficiently lifts fluids from wellbores using pressure differentials, thus allowing gas previously trapped by fluid build-up in the wellbore to flow to the surface. The company believes Calliope is clearly different from all other fluid lift technologies because it does not rely on bottom-hole pressure and has only one down-hole moving part. Calliope is primarily applicable to mature natural gas wells in low pressure, gas expansion reservoirs at depths below 8,000 feet. To date, Calliope has not required external capital. The company owns an unrestricted, exclusive license to the technology. The term of the license is 10 years, and it can be extended an additional five years to cover the entire 15 year term of the patent. At year end, Calliope was installed on 16 wells ranging at depth from 6,500 feet to 18,400 feet. The company believes it has proven Calliope's economic viability and flexibility over a wide range of applications.

Operations

The company's drilling activities are primarily located along the shelf of the Northern Anadarko Basin of Oklahoma and in the Oklahoma Panhandle. Specifically, drilling expenditures have been focused on four prospects comprising approximately 23,000 gross acres located in Harper, Ellis and Beaver Counties, Oklahoma. Wells target the Morrow and Chester formations between 7,000 and 10,000 feet. Since 2001, the company has participated in drilling 39 wells on the four properties with interests ranging up to 60%. Of those wells, 31 were completed as producers and eight were dry holes. Several of the wells are exceptional for the area, and 13 of the wells are included in the company's Significant Properties (see definition below). Three of the prospects have ample room for additional drilling and the company believes that more good wells will be drilled.

Calliope is a new generation of fluid lift technology that is applicable to gas wells that meet certain criteria. Calliope achieves substantially lower flowing bottom hole pressure than conventional production methods because it does not rely on reservoir pressure to lift liquids. The company believes it has proven that Calliope will add 0.5 to 2.0 Bcf of proved gas reserves to many dead and uneconomic wells. The company also believes there are presently more than 1,000 wells that meet its general criteria for Calliope candidate wells and thousands more that will meet its general Calliope criteria in the future.

Calliope operations are currently focused in Oklahoma where the company has a significant field operations infrastructure. Most Calliope wells are located in the Northern Anadarko Basin of Oklahoma. To date, Calliope has been installed on 20 wells ranging in depth from 6,500 feet to 18,400 feet. All of the wells were either dead or uneconomic at the time Calliope was installed. Nine of the wells involved various prototype applications. Eleven Calliope wells are included in the company's Significant Properties.

Natural gas represented 86% of the company's reserve quantities at October 31, 2004. The company's reserves, and reserve values, are concentrated in 43 properties ("Significant Properties"). Some of the Significant Properties are individual wells and others are multi-well properties. At year-end, the Significant Properties represent 24% of the company's total properties but a disproportionate 75% of the discounted value (at 10%) of the company's reserves. Individual Calliope wells comprise 26% of the Significant Properties and represent 37% of the discounted reserve value of such properties. Wells drilled on the four prospects discussed above comprise 30% of the Significant Properties and represent 30% of the discounted value of such properties.

Estimates of reserve quantities and values for certain Significant Properties must be viewed as being subject to significant change as more data about the properties becomes available. Such properties include wells with limited production histories (including post Calliope installation wells) and properties with proved undeveloped or proved non-producing reserves. In addition, Calliope wells are generally mature wells. As such, they contain older down-hole equipment that is more subject to failure than new equipment. The failure of such equipment, particularly casing, can result in complete loss of a well.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources – At October 31, 2004, working capital was $5,611,000, compared with $6,577,000 at October 31, 2003. Net cash provided by operating activities for the years ended October 31, 2004, 2003 and 2002 was $4,618,000, $5,891,000 and $2,555,000, respectively. The decrease in cash flows from operating activities can be attributed primarily to a net increase of $1,593,000 in short term investments in 2004 versus a net decrease in short term investments of $808,000 in 2003. This net increase in investments of $2,401,000 more than offset cash flow increases from net income, depreciation, depletion and amortization ("DD&A") and deferred income taxes which totaled approximately $1,414,000. For the years ended October 31, 2004, 2003 and 2002, cash used in investing activities was $6,179,000, $5,332,000 and $2,165,000, respectively. Investing activities primarily included oil and gas exploration and development expenditures, including Calliope, totaling $5,671,000, $5,520,000 and $2,464,000, respectively. Additional expenditures for oilfield tubulars and compressors were incurred during

2004 and 2003 totaling $825,000 and $338,000, and are classified as other long-term assets. The company purchased these tubulars to insure availability for its drilling program.

The average return on CREDO's investments was 5% in 2004, 10% in 2003, and 3% in 2002. At year-end approximately 60% of the investments were directly invested in mutual funds and were managed by professional money managers. Remaining investments are in managed partnerships that use various strategies to minimize their correlation to stock market movements. Most of the investments are highly liquid and the company believes they represent a responsible approach to cash management. In the company's opinion, the greatest investment risk is the potential for negative market impact from unexpected, major adverse news, such as the September 11th terrorist attacks.

Existing working capital and anticipated cash flow are expected to be sufficient to fund 2005 operations. At year-end, the company had not utilized lines of credit or other bank financing arrangements. Because earnings are anticipated to be reinvested in operations, cash dividends are not expected to be paid in the foreseeable future. Commitments for future capital expenditures were not material at year-end. The company has no defined benefit plans and no obligations for post retirement employee benefits.

Product Prices and Production – Although product prices are key to the company's ability to operate profitably and to budget capital expenditures, they are beyond the company's control and are difficult to predict. Since 1991, the company has periodically hedged natural gas prices by forward selling a portion of its estimated production in the NYMEX futures market. This is generally done when (i) the price relationship (the "basis") between the futures markets and the cash markets where the company sells its gas is stable within historical ranges, and (ii) in the company's opinion, the current price is adequate to insure reasonable returns at a time when downside price risks appear to be substantial. The company closes its hedges by purchasing offsetting "long" positions in the futures market at then prevailing prices. Accordingly, the gain or loss on the hedge position will depend on futures prices at the time offsetting "long" positions are purchased. Hedging gains and losses are included in revenues from oil and gas sales. The company believes its most significant hedging risk is that expected correlations in price movements as discussed above do not occur, and thus, that gains or losses in one market are not fully offset by opposite moves in the other market.

At January 12, 2005, the company had open hedge positions totaling 380 MMcf covering the months of February through June 2005. The hedges represent about one-third of the company's estimated natural gas production for the period. Of the February and March hedges, 75% are collars with a $6.12 floor and a $7.95 ceiling and the remainder are short positions at $6.51. Of the April through June hedges, 80% are collars with a $5.50 floor and a $6.75 ceiling and the remainder are short positions at $6.38. All prices are NYMEX basis. Hedges for the months of November through January have been closed at a loss of $180,000 (after tax). Average gas prices in the company's market areas are expected to be 15% to 17% below NYMEX prices due to basis differentials and transportation costs.

The company has a hedging line of credit with its bank which is available, at the discretion of the company, to meet margin calls. To date, the company has not used this facility and maintains it only as a precaution. The maximum credit line is $2,000,000 with interest calculated at the prime rate. The facility is unsecured and requires the company to maintain $3,000,000 in cash or short term investments and prohibits unfunded debt in excess of $500,000. It expires on October 31, 2006.

Gas and oil sales volume and price realization comparisons for the indicated years ended October 31 are set forth below. Price realizations include the sales price and hedging gains and losses.

	2004		2003		2002	
Product	Volume	Price	Volume	Price	Volume	Price
Gas (Mcf)	1,710,000	$ 4.60	1,449,000	$ 4.50	1,298,000	$ 3.00
% change	+18%	+2%	+12%	+50%	+62%	-40%
Oil (bbls)	41,000	$36.57	35,000	$27.68	37,000	$22.01
% change	+18%	+32%	-5%	+26%	-16%	-17%

The 2004 and 2003 increases in natural gas volumes resulted primarily from successful drilling in Oklahoma. Most oil and condensate volumes are associated with gas production and, therefore, vary from well to well depending on the volume and "richness" of gas produced. Significant Properties contributed 63% of 2004 production on a gas-equivalent basis.

As to Significant Properties, wells drilled since 2001 contributed 50% of 2004 production while Calliope wells installed during the same period contributed 18% of such production.

Oil and Gas Activities – Capital spending in 2004 totaled $7,089,000, a 30% increase over last year. During the year the company continued to focus on its two core projects—natural gas drilling along the shelf of the Northern Anadarko Basin of Oklahoma and application of its patented Calliope Gas Recovery System.

The company believes that, in combination, these two core projects provide an excellent (and possibly unique) balance for achieving the company's goal of adding high quality gas reserves and production at reasonable costs and risks. In general, Calliope is reserve driven while new drilling is production rate driven. Calliope adds long-lived reserves at moderate costs and low risks. In most of the applications to date, Calliope has developed more reserves than the average new well drilled by the company at about one-half the cost and a small fraction of the risk. However, because Calliope is applied to mature, low pressure gas reservoirs, its initial production rates are generally significantly lower than initial rates for the successful new well drilled by the company. In contrast, drilling new wells is much higher in risk and cost than Calliope (particularly for comparable reserves) but, when successful, provides higher initial production rates and cash flow. However, production decline rates on new wells are generally much steeper than on Calliope wells.

In a business that is generally driven by production rates and cash flow, Calliope provides excellent balance by adding long-lived reserves at moderate costs and low risks. The company generally expects its success with these two core projects to occur unevenly and, therefore, believes they must be evaluated over a three to five year period.

Drilling Activities. During 2004, the company drilled 25 wells in Oklahoma and Wyoming with working interests ranging up to 65%. Eighteen (18) of the wells were completed as producers and seven were dry holes. Drilling expenditures were concentrated in Ellis and Harper Counties, Oklahoma on the company's 14,000 gross acre Sand Creek Prospect and its 6,000 gross acre Two Springs Prospect where eight wells were drilled. The wells targeted the Morrow and Chester formations between 7,000 and 9,000 feet. Both the Sand Creek and Two Springs properties have ample room for additional wells to be drilled and the company believes that more excellent wells are likely.

Drilling is not restricted to the Sand Creek and Two Springs Prospects. The company has drilled wells and is generating prospects elsewhere in the Northern Anadarko Basin, in the Oklahoma Panhandle, and north-central Oklahoma. In addition, 10 coal bed methane wells were drilled on acreage in Wyoming where the company owns working interests of approximately 10%, and 132 coal bed methane wells were drilled on Wyoming acreage where the company owns small royalty interests.

A promising well was drilled on the company's 1,280 gross acre Gage Prospect located in Ellis County, Oklahoma which commenced production in the first quarter of fiscal 2005. Another promising well was drilled shortly after fiscal year-end on the company's 3,840 gross acre Glacier Prospect located in Harper County, Oklahoma. The well is not expected to commence production until February 2005. The company owns a 50% working interest in the first well and 70% in the second well.

The company replaced 183% of the reserves produced in 2004 and its reserve replacement cost was $1.98 per Mcf of gas-equivalent. According to John S. Herold, Inc.'s *Global Upstream Performance Review*, the company's average reserve replacement costs for 2001 through 2003 ranked in the best quartile of U.S. companies.

Calliope Gas Recovery System. Calliope systems are currently installed on 16 wells, all company-operated. Eleven of these wells are included in the company's Significant Properties. The 11,800-foot J. C. Carroll well provides an excellent example of Calliope's potential. When the well was purchased for salvage value in 1999, it had not produced commercially in five years. Calliope immediately restored production to 660 Mcfg (thousand cubic feet of gas) per day. Calliope has already recovered about 0.8 Bcfg (billion cubic feet of gas) from the Carroll well and the company estimates it will recover an additional 0.5 Bcfg.

The company's non-prototype Calliope wells have average reserves of 1.1 Bcfg and average initial daily production rates of 270 Mcfg, ranking them in the top 15% of all U. S. onshore producing wells. The company has proven that Calliope will effectively lift liquids in many varied applications, including wells with packers and depths to 18,400 feet.

During 2004, the company built on Calliope's flexibility by continuing to expand Calliope's operating envelope and buttressing its track record. One expansion project involved installing Calliope on wells where very small i.d. (inside diameter), 2.375-inch tubing is set with a packer. The initial prototype for this project appears to be a significant success. A second 2.375-inch Calliope prototype application is being installed. Based on engineering projections and the outcome on the initial well, the company believes Calliope will work effectively on many wells where 2.375-inch tubing is set with a packer and where relatively minor amounts of fluid must be removed from the wellbore.

A second expansion project involves using Calliope to help overcome reservoir damage which is often caused by the "parting shots" of previous operators. This two-stage process first treats the well in an attempt to re-establish good communication between the reservoir and the wellbore. In the second stage, Calliope removes the treatment fluids from the wellbore to allow gas to flow. Without Calliope, many reservoir treatments are not viable for low-pressure reservoirs because there is no practical way to remove the treatment fluids.

Three wells with very significant reservoir damage are included in this project. The project was partially successful on one well, restoring daily production to about 70 Mcfg, and was not successful on another well due to the extent of reservoir damage. An extensive workover is complete on a third well and Calliope has recently been installed.

The company's primary challenge has been obtaining candidate wells on the needed scale. In addition, wells that are available for purchase often have mechanical problems or problems caused by the seller's "parting shots" which preclude successful Calliope installations. The company has implemented a number of strategies to realize the value of Calliope and has retained highly qualified personnel to execute its strategies. Those strategies include joint venturing with larger companies that operate a significant number of wells which are potential Calliope candidates. Initial Calliope joint venture presentations have been made to a limited number of companies, all of which have expressed a keen interest in the technology.

Results of Operations – In 2004, total revenues rose 21% to $10,314,000 compared to $8,491,000 in 2003. As the oil and gas price/volume table on page three shows, total gas price realizations, which reflect hedging transactions, rose 2% to $4.60 per Mcf and oil price realizations rose 32% to $36.57 per barrel. The net effect of these price changes was to increase oil and gas sales by $963,000. Hedging losses were $717,000 in 2004 compared to $92,000 in 2003. Gas and oil production both rose 18%. The net effect of these volume changes was to increase oil and gas sales by $1,535,000. The increase in volumes resulted primarily from successful drilling in 2004 and 2003. Operating income rose 13% due to drilling supervision income and additional operated wells. Investment income and other fell 26% due primarily to market declines.

In 2004, total costs and expenses rose 24% to $5,244,000 compared to $4,244,000 in 2003. Oil and gas production expenses rose 29% due primarily to increased production taxes on higher revenues and new wells added during the year. DD&A increased 31% due primarily to increased production volume. General and administrative expenses rose 10% primarily due to increases in salaries and benefit costs. Interest expense relates to the exclusive license agreement note payment. The effective tax rate was 28% in 2004 and 2003.

In 2003, total revenues increased 58% to $8,491,000 compared to $5,358,000 in 2002. As the oil and gas price/volume table on page three shows, total gas price realizations, which reflect hedging transactions, increased 50% to $4.50 per Mcf and oil price realizations rose 26% to $27.68 per barrel. The net effect of these price changes was to increase oil and gas sales by $2,760,000. Hedging losses were $92,000 in 2003 compared with gains of $505,000 in 2002. Gas production rose 12% and oil production declined 5%. The net effect of these volume changes was to increase oil and gas sales by $633,000. The increase in gas volumes resulted primarily from successful drilling in 2003 and 2002. Operating income rose 10% due to drilling supervision income and additional operated wells. Investment income and other rose 168% due primarily to improved market conditions.

In 2003, total costs and expenses rose 18% to $4,244,000 compared to $3,602,000 in 2002. Oil and gas production expenses rose 25% due primarily to increased production taxes on higher revenues and new wells added during the year. DD&A increased 11% primarily due to an increase in production volume. General and administrative expenses rose 19% due to expenses related to installation and conversion to updated accounting software, and increased salary costs. Interest expense relates to the exclusive license agreement note payment. The effective tax rate was 28% in 2003 and 27% in 2002.

Critical Accounting Policies and Estimates – *Accounting for Oil and Gas Property Costs.* As more fully discussed in Note 1 to the consolidated financial statements, the company (i) follows the full cost method of accounting for the costs of its oil and gas properties, (ii) amortizes such costs using the units of production method, and (iii) applies a quarterly full cost ceiling test. Adverse changes in conditions (primarily gas price declines) could result in permanent write-downs in the carrying value of oil and gas properties as well as non-cash charges to operations, but would not affect cash flows.

Estimates of Proved Oil and Gas Reserves. An independent petroleum engineer annually estimates approximately 60% of the company's proved reserves. The company estimates the remainder. Reserve engineering is a subjective process that is dependent upon the quality of available data and the interpretation thereof. In addition, subsequent physical and economic factors such as the results of drilling, testing, production and product prices may justify revision of such estimates. Therefore, actual quantities, production timing, and the value of reserves may differ substantially from estimates. A reduction in proved reserves would result in an increase in DD&A expense.

Estimates of Asset Retirement Obligations. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 143, the company makes estimates of future costs and the timing thereof in connection with recording its future obligations to plug and abandon wells. Estimated abandonment dates will be revised in the future based on changes to related economic lives, which vary with product prices and production costs. Estimated plugging costs may also be adjusted to reflect changing industry experience. Increases in operating costs and decreases in product prices would increase the estimated amount of the obligation and increase DD&A expense. Cash flows would not be affected until costs to plug and abandon were actually incurred.

Cautionary Statement Pursuant to Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995 – This Annual Report includes certain statements that may be deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements included in this Annual Report, other than statements of historical facts, address matters that the company reasonably expects, believes or anticipates will or may occur in the future. Such statements are subject to various assumptions, risks and uncertainties, many of which are beyond the control of the company. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those described in the forward-looking statements.

CONSOLIDATED BALANCE SHEETS
October 31, 2004 and 2003

CREDO PETROLEUM CORPORATION AND SUBSIDIARIES

Assets	2004	2003
Current assets:		
Cash and cash equivalents	$ 518,000	$ 1,885,000
Short-term investments	6,371,000	4,778,000
Receivables:		
Trade	1,019,000	410,000
Accrued oil and gas sales	2,051,000	1,256,000
Other	58,000	234,000
Total current assets	10,017,000	8,563,000
Oil and gas properties, net, at cost, using full cost method:		
Unevaluated	2,174,000	2,075,000
Evaluated	17,335,000	11,986,000
Net oil and gas properties	19,509,000	14,061,000
Exclusive license agreement, net of amortization of $291,000 and $221,000	408,000	478,000
Other, net	1,042,000	470,000
	$ 30,976,000	$23,572,000

Liabilities and Stockholders' Equity	2004	2003
Current liabilities:		
Accounts payable and accrued liabilities	$ 4,394,000	$ 1,776,000
Income taxes payable	12,000	210,000
Total current liabilities	4,406,000	1,986,000
Deferred income taxes, net	4,605,000	3,358,000
Exclusive license obligation, less current obligations of $58,000 and $53,000	297,000	355,000
Asset retirement obligation	748,000	238,000
Commitments		
Stockholders' equity:		
Preferred stock, without par value, 5,000,000 shares authorized, none issued	-	-
Common stock, $.10 par value, 20,000,000 shares authorized, 6,340,000 shares issued in 2004 and 4,334,000 issued in 2003	634,000	433,000
Capital in excess of par value	12,463,000	12,664,000
Retained earnings net of $6,277,000 related to 20% stock dividend in 2003	8,712,000	5,062,000
Accumulated other comprehensive income (loss)	(437,000)	180,000
Treasury stock, at cost, 303,000 shares in 2004, and 378,000 shares in 2003	(452,000)	(704,000)
Total stockholders' equity	20,920,000	17,635,000
	$ 30,976,000	$23,572,000

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Three Years Ended October 31, 2004

CREDO PETROLEUM CORPORATION AND SUBSIDIARIES

	2004	2003	2002
Revenues:			
Oil and gas sales	$ 9,367,000	$ 7,494,000	$ 4,698,000
Operating	604,000	536,000	488,000
Investment income and other	343,000	461,000	172,000
	10,314,000	8,491,000	5,358,000
Costs and expenses:			
Oil and gas production	2,075,000	1,608,000	1,291,000
Depreciation, depletion and amortization	1,747,000	1,333,000	1,202,000
General and administrative	1,383,000	1,257,000	1,060,000
Interest	39,000	46,000	49,000
	5,244,000	4,244,000	3,602,000
Income before income taxes and cumulative effect of accounting change	5,070,000	4,247,000	1,756,000
Income taxes	(1,420,000)	(1,189,000)	(474,000)
Income before cumulative effect of accounting change	3,650,000	3,058,000	1,282,000
Cumulative effect of change in accounting principle	-	72,000	-
Net income	$ 3,650,000	$ 3,130,000	$ 1,282,000
Basic income per share before accounting change	$ .61	$ .52	$ .22
Cumulative effect of change in accounting principle	-	.01	-
Basic income per share	$ .61	$ .53	$ .22
Diluted income per share before accounting change	$ .59	$ .51	$ .21
Cumulative effect of change in accounting principle	-	.01	-
Diluted income per share	$ .59	$ .52	$ .21

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the Three Years Ended October 31, 2004

CREDO PETROLEUM CORPORATION AND SUBSIDIARIES

	Common Stock		Capital In Excess Of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Stockholders' Equity
	Shares	Amount					
Balances, October 31, 2001	3,678,000	$ 368,000	$ 6,452,000	$ 6,927,000	$ 14,000	$ (918,000)	$ 12,843,000
Comprehensive income:							
Net income	-	-	-	1,282,000	-	-	1,282,000
Other comprehensive income, net of tax: Change in fair value of derivatives	-	-	-	-	23,000	-	23,000
Comprehensive income	-	-	-	-	-	-	1,305,000
Purchase of treasury stock	-	-	-	-	-	(71,000)	(71,000)
Exercise of stock options	-	-	-	-	-	230,000	230,000
Balances, October 31, 2002	3,678,000	368,000	6,452,000	8,209,000	37,000	(759,000)	14,307,000
Comprehensive income:							
Net income	-	-	-	3,130,000	-	-	3,130,000
Other comprehensive income, net of tax: Change in fair value of derivatives	-	-	-	-	143,000	-	143,000
Comprehensive income	-	-	-	-	-	-	3,273,000
20% stock dividend	656,000	65,000	6,212,000	(6,277,000)	-	-	-
Purchase of treasury stock	-	-	-	-	-	(1,000)	(1,000)
Exercise of stock options	-	-	-	-	-	56,000	56,000
Balances, October 31, 2003	4,334,000	433,000	12,664,000	5,062,000	180,000	(704,000)	17,635,000
Comprehensive income:							
Net income	-	-	-	3,650,000	-	-	3,650,000
Other comprehensive income (loss), net of tax: Change in fair value of derivatives	-	-	-	-	(617,000)	-	(617,000)
Comprehensive income	-	-	-	-	-	-	3,033,000
3-for-2 stock split	2,006,000	201,000	(201,000)	-	-	-	-
Purchase of treasury stock	-	-	-	-	-	(39,000)	(39,000)
Exercise of stock options	-	-	-	-	-	291,000	291,000
Balances, October 31, 2004	6,340,000	$ 634,000	$ 12,463,000	$ 8,712,000	$ (437,000)	$ (452,000)	$ 20,920,000

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Three Years Ended October 31, 2004

CREDO PETROLEUM CORPORATION AND SUBSIDIARIES

	2004	2003	2002
Cash flows from operating activities:			
Net income	$ 3,650,000	$ 3,130,000	$ 1,282,000
Non-cash expenses included in net income:			
Depreciation, depletion and amortization	1,747,000	1,333,000	1,202,000
Deferred income taxes	1,496,000	1,016,000	379,000
Cumulative effect of change in accounting principle	-	(72,000)	-
Other	34,000	6,000	7,000
Changes in operating assets and liabilities:			
Proceeds from short-term investments	944,000	5,261,000	4,836,000
Purchase of short-term investments	(2,537,000)	(4,453,000)	(5,139,000)
Trade receivables	(609,000)	167,000	(260,000)
Accrued oil and gas sales	(795,000)	(721,000)	(168,000)
Other current assets	95,000	299,000	(126,000)
Accounts payable and accrued costs and expenses	791,000	(236,000)	603,000
Income taxes payable	(198,000)	161,000	(61,000)
Net cash provided by operating activities	4,618,000	5,891,000	2,555,000
Cash flows from investing activities:			
Additions to oil and gas properties (net of $885,000 in 2004 and $446,000 in 2003 included primarily in accounts payable)	(5,671,000)	(5,520,000)	(2,464,000)
Proceeds from sale of oil and gas properties	317,000	526,000	376,000
Other	(825,000)	(338,000)	(77,000)
Net cash used in investing activities	(6,179,000)	(5,332,000)	(2,165,000)
Cash flows from financing activities:			
Proceeds from exercise of stock options	291,000	56,000	230,000
Purchase of treasury stock	(39,000)	(1,000)	(71,000)
Principal payment on exclusive license obligation	(58,000)	(53,000)	(44,000)
Net cash provided by financing activities	194,000	2,000	115,000
Increase (decrease) in cash and cash equivalents	(1,367,000)	561,000	505,000
Cash and cash equivalents:			
Beginning of year	1,885,000	1,324,000	819,000
End of year	$ 518,000	$ 1,885,000	$ 1,324,000
Supplemental Cash Flow Information:			
Cash paid for income taxes	$ 194,000	$ -	$ 70,000
Cash paid for interest	$ 41,000	$ 46,000	$ 50,000

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies

Nature of Operations and Basis of Presentation

The consolidated financial statements include the accounts of CREDO Petroleum Corporation and its wholly owned subsidiaries (the "company"). The company engages in oil and gas acquisition, exploration, development and production activities in the United States. Certain operations are conducted through limited partnerships and limited liability companies which, as general partner or member company, the company manages and controls. The company's interests in these entities are combined on the proportionate share basis in accordance with accepted industry practice. All significant intercompany transactions have been eliminated. Certain reclassifications have been made to prior year amounts with no effect on net income. All references to years in these Notes refer to the company's fiscal October 31 year.

Cash, Cash Equivalents, and Short-Term Investments

Cash equivalents consist of highly liquid investments with original maturities of three months or less. At October 31, 2004, approximately 60% of short-term investments are mutual funds. Other short-term investments consist primarily of professionally managed limited partnerships which provide readily determinable market values and short-term liquidity. The partnerships are invested primarily in financial instruments. Unrealized gains on limited partnerships are not significant. Short-term investments are classified as "trading" and are stated at fair value with realized and unrealized gains and losses immediately recognized.

Oil and Gas Properties

The company follows the full cost method of accounting for its oil and gas operations. Under this method all costs incurred in the acquisition, exploration, and development of oil and gas properties are capitalized in one cost center, including certain internal costs directly associated with such activities which totaled $200,000 in 2004, 2003 and 2002. Proceeds from sales of oil and gas properties are credited to the cost center with no gain or loss recognized unless such adjustments would significantly alter the relationship between capitalized costs and proved oil and gas reserves.

If capitalized costs, less related accumulated DD&A and deferred income taxes, exceed the "full cost ceiling", the excess is expensed in the period such excess occurs. The full cost ceiling includes an estimated discounted value of future net revenues attributable to proved reserves using current product prices and operating costs less outflows associated with settling asset retirement obligation accrued on the balance sheet in accordance with SFAS No. 143, and an estimate of the value of unproved properties. Costs of oil and gas properties, less estimated salvage values of lease and well equipment which are included in the cost center, are amortized using the units of production method. The company's composite DD&A rate per equivalent barrel produced was $5.03 in 2004, $4.41 in 2003 and $4.27 in 2002.

Unevaluated properties consist primarily of lease acquisition and maintenance costs. Evaluation normally takes three to five years. Unevaluated property costs of $742,000 and $829,000 were incurred in 2004 and 2003, respectively.

Natural Gas Price Hedging

The company periodically hedges the price of its estimated natural gas production when the potential for significant downward price movement is anticipated. Hedging transactions take the form of forward, or "short", selling in the NYMEX futures market, and are closed by purchasing offsetting "long" positions. Such hedges, which are accounted for as cash flow hedges, do not exceed estimated production volumes, are expected to have reasonable correlation between price movements in the futures market and the cash markets where the company's production is located, and are authorized by the company's Board of Directors. Hedges are expected to be closed as related production occurs but may be closed earlier if the anticipated downward price movement occurs or if the company believes that the potential for such movement has abated.

Hedging gains and losses are recognized as adjustments to gas sales as the hedged product is produced. The company had after tax hedging losses of $516,000 in 2004 and $66,000 in 2003, and after tax hedging gains of $369,000 in 2002. The company has recorded in other comprehensive income net deferred losses of approximately $437,000 (after tax) related to natural gas hedging transactions of which losses of $112,000 were realized and $325,000 were unrealized. Any hedge ineffectiveness is immediately recognized in gas sales. At October 31, 2004, the company's open hedge position totaled 430,000 Mcf covering the months of December 2004 through June 2005. The hedge represented approximately 40% of the company's estimated gas production for those months. December hedges totaling 70,000 Mcf are swap contracts at an average price of $6.39. January through March hedges are collars with an average $6.12 floor and a $7.85 ceiling totaling 180,000 Mcf. April through June 2005 hedges are collars with a $5.50 floor and a $6.75 ceiling covering 180,000 Mcf.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates with regard to these financial statements include the estimate of proved oil and gas reserve quantities and the related present value of estimated future net cash flows therefrom.

Stock-Based Compensation

In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of SFAS No. 123." Among other provisions, the statement amends the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation." Under current accounting rules the company elected to account for its stock-based employee compensation under the intrinsic value method established by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees."

No options were granted in 2004. The average fair value of each option granted was $5.66 in 2003 and $3.75 in 2002. All options were granted with an exercise price equal to the market price on the date of grant. The fair value was estimated on the date of grant using the Black-Scholes option-pricing model with an expected average volatility of 52% in 2003 and 53% in 2002, a risk-free interest rate of 3% in 2003 and 4% in 2002, no expected dividends, and average expected terms of five years.

If compensation expense had been determined in accordance with the provisions of SFAS No. 123, the company's net income and per share amounts would have been reported as follows:

Years Ended October 31	2004	2003	2002
Net income as reported	$ 3,650,000	$ 3,130,000	$ 1,282,000
Pro forma stock compensation expense, net of tax	(282,000)	(428,000)	(103,000)
Pro forma net income	$ 3,368,000	$ 2,702,000	$ 1,179,000
Basic net income per share:			
As reported	$.61	$.53	$.22
Pro forma	$.56	$.46	$.20
Diluted net income per share:			
As reported	$.59	$.52	$.21
Pro forma	$.54	$.45	$.20

Per Share Amounts

Basic income per share is computed using the weighted average number of shares outstanding. Diluted income per share reflects the potential dilution that would occur if stock options were exercised using the average market price for the company's stock for the period. Total potential dilutive shares based on options outstanding at October 31, 2004 were 377,250. The assumed exercise of stock options would increase the weighted average shares outstanding from 6,024,000 to 6,188,000 in 2004, 5,913,000 to 6,028,000 in 2003 and 5,841,000 to 5,968,000 in 2002. Shares outstanding for 2003 and 2002 have been adjusted to reflect a 3-for-2 stock split effective April 5, 2004 and a 20% stock dividend effective April 2, 2003.

Asset Retirement Obligations

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" that requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. This statement is effective for fiscal years beginning after June 15, 2002. The company adopted SFAS No. 143 on November 1, 2002 and recorded a cumulative effect of a change in accounting principle on prior years of $72,000 (net of taxes of $28,000).

The company's asset retirement obligations arise from the plugging and abandonment liabilities for its oil and gas wells. The following is a reconciliation of the company's asset retirement obligations for the years ended October 31, 2004 and 2003.

	2004	2003
Asset retirement obligation beginning of period	$ 238,000	$ -
Liability from SFAS No. 143 adoption	-	179,000
Accretion expense	(10,000)	(7,000)
Obligations incurred	23,000	25,000
Obligations settled	(6,000)	-
Change in estimate	503,000	41,000
Asset retirement obligation-end of period	$ 748,000	$ 238,000

Recently Issued Accounting Standards

In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment", which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123(R) is effective for public companies for interim or annual periods beginning after June 15, 2005, supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows.

SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro-forma disclosure is no longer an alternative. The new standard will be effective for the company, beginning August 1, 2005. The company has not yet completed their evaluation but expects the adoption to have an effect on the financial statements similar to the pro-forma effects reported above.

(2) Common Stock and Preferred Stock

The company has authorized 5,000,000 shares of preferred stock which may be issued in series and with preferences as determined by the company's Board of Directors. Approximately 100,000 shares of the company's authorized but unissued preferred stock have been reserved for issuance pursuant to the provisions of the company's Shareholders' Rights Plan.

On March 24, 2004, the company declared a 3-for-2 stock split to shareholders of record on April 5, 2004. Accordingly, 2,006,000 additional shares were issued on April 20, 2004. Common stock has been increased by the par value of the shares issued with a corresponding decrease in capital in excess of par value.

On March 19, 2003, the company declared a 20% stock dividend to shareholders of record on April 2, 2003. On April 23, 2003, the company issued 656,000 shares of common stock in conjunction with this dividend. Accordingly, the fair value based on the quoted market price of the additional shares issued of $6,277,000 was charged to retained earnings and credited to common stock and capital in excess of par value. Cash payments were made to shareholders in lieu of fractional shares. The basic and diluted weighted average number of shares outstanding and net income per share information for all prior reporting periods have been adjusted to reflect the effects of the 2004 stock split and the 2003 stock dividend.

The company's 1997 Stock Option Plan (the "Plan"), as amended and restated effective October 25, 2001, authorizes the granting of incentive and nonqualified options to purchase shares of the company's common stock. The Plan is administered by the Board of Directors which determines the terms pursuant to which any option is granted. The Plan provides that upon a change in control of the company, options then outstanding will immediately vest and the company will take such actions as are necessary to make all shares subject to options immediately salable and transferable. Plan activity is set forth below and has been adjusted for the 3-for-2 stock split in 2004 and 20% stock dividend in 2003.

Years Ended October 31	2004		2003 Adjusted		2002 Adjusted	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding at beginning of year	484,470	$ 7.11	172,620	$ 2.81	531,000	$ 2.03
Granted	-	-	369,750	8.67	27,000	4.64
Exercised	(107,220)	2.71	(30,150)	1.88	(205,380)	1.12
Cancelled or forfeited	-	-	(27,750)	6.83	(180,000)	2.71
Outstanding at end of year	377,250	$ 8.37	484,470	$ 7.11	172,620	$ 2.81

Options are exercisable at weighted average exercise prices as follows: 178,032 in 2004 at $8.33; 108,657 in 2005 at $8.44; 52,030 in 2006 at $7.94; and 38,531 in 2007 at $8.93. Options expire with weighted average exercise prices as follows: 27,000 in 2007 at $4.64; 27,000 in 2008 at $5.58; and 323,250 in 2013 at $8.91. The weighted average remaining contractual life of options outstanding at October 31, 2004 is 7.8 years.

(3) Commitments

The company leases office facilities under an operating lease agreement which expires May 1, 2006. The lease agreement requires payments of $43,000 in 2005 and $22,000 in 2006. Total rental expense was $77,000 in 2004, $73,000 in 2003, and $73,000 in 2002. The company has no capital leases and no other operating lease commitments.

(4) Income Taxes

The company follows the asset and liability method of accounting for deferred income taxes. Deferred tax assets and liabilities are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities. At October 31, 2004, the company had $1,576,000 of statutory depletion carry forward for tax return purposes and $831,000 for financial statement purposes.

The income tax expense recorded in the Consolidated Statements of Operations consists of the following:

Years Ended October 31	2004	2003	2002
Current	$ 114,000	$ 173,000	$ 95,000
Deferred	1,306,000	1,016,000	379,000
	$ 1,420,000	$ 1,189,000	$ 474,000

The effective income tax rate differs from the U.S. Federal statutory income tax rate due to the following:

Years Ended October 31	2004	2003	2002
Federal statutory income tax rate	34%	34%	34%
State income taxes	2	2	2
Percentage depletion	(8)	(8)	(9)
	28%	28%	27%

The principal sources of temporary differences resulting in deferred tax assets and tax liabilities at October 31, 2004 and 2003 are as follows:

October 31	2004	2003
Deferred tax assets:		
Gain on property sales	$ 505,000	$ 452,000
Total deferred tax assets	505,000	452,000
Deferred tax liabilities:		
Intangible drilling, leasehold and other exploration costs capitalized for financial reporting purposes but deducted for tax purposes	(4,714,000)	(3,438,000)
State taxes and other	(396,000)	(372,000)
Total deferred tax liabilities	(5,110,000)	(3,810,000)
Net deferred tax liability	$ (4,605,000)	$ (3,358,000)

(5) Exclusive License Agreement Obligation

On September 1, 2000, the company acquired an unrestricted, exclusive license for patented technology. The initial license term was 10 years and includes an option to extend the term to the remaining life of the patents. The licensor will receive a net 8.3% carried interest in any installation of the technology. The license purchase price was $1,115,000, of which $590,000 has been paid. The balance, which is due in five remaining annual increments of $105,000, is recorded at 10% present value. The related assets are being amortized over 10 years on a straight-line basis. If the option to extend the license after the initial 10-year term is exercised, the cost will be $94,000 per year to the expiration of the last patent.

(6) Supplementary Oil and Gas Information

Capitalized Costs

October 31	2004	2003	2002
Unproved properties not being amortized	$ 2,174,000	$ 2,075,000	$ 1,690,000
Properties being amortized	30,072,000	23,082,000	18,027,000
Accumulated depreciation, depletion and amortization	(12,737,000)	(11,096,000)	(10,040,000)
Total capitalized costs	$ 19,509,000	$ 14,061,000	$ 9,677,000

Acquisition, Exploration and Development Costs Incurred

Years Ended October 31	2004	2003	2002
Property acquisition costs net of divestiture proceeds:			
Proved	$ 526,000	$ -	$ -
Unproved	346,000	385,000	14,000
Exploration costs	1,791,000	4,067,000	2,007,000
Development costs	3,926,000	822,000	67,000
Total before asset retirement obligation	$ 6,589,000	$ 5,274,000	$ 2,088,000
Total including asset retirement obligation	$ 7,089,000	$ 5,440,000	$ 2,088,000

Major Customers and Operating Region

The company operates exclusively within the United States. Except for cash investments, all of the company's assets are employed in, and all its revenues are derived from, the oil and gas industry. The company had sales in excess of 10% of total revenues to oil and gas purchasers as follows: Duke Energy 40% in 2004, 49% in 2003, and 40% in 2002; Enogex, Inc. 10% in 2004 and 2003.

Oil and Gas Reserve Data (Unaudited)

Independent petroleum engineers estimated proved reserves for the company's properties which represented approximately 61% in 2004, 64% in 2003 and 62% in 2002 of total estimated future net revenues. The remaining reserves were estimated by the company. Reserve definitions and pricing requirements prescribed by the Securities and Exchange Commission were used. The determination of oil and gas reserve quantities involves numerous estimates which are highly complex and interpretive. The estimates are subject to continuing re-evaluation and reserve quantities may change as additional information becomes available. Estimated values of proved reserves were computed by applying prices in effect at October 31 of the indicated year. The average price used was $50.43, $28.64, and $26.76 per barrel for oil and $5.84, $3.99, and $3.74 per Mcf for gas in 2004, 2003, and 2002, respectively. Estimated future costs were calculated assuming continuation of costs and economic conditions at the reporting date.

Total estimated proved reserves and the changes therein are set forth below for the indicated year.

	2004		2003		2002	
	Gas(Mcf)	Oil(bbls)	Gas(Mcf)	Oil(bbls)	Gas(Mcf)	Oil(bbls)
Proved reserves:						
Balance, November 1	13,786,000	385,000	9,415,000	337,000	9,121,000	330,000
Revisions of previous estimates	68,000	39,000	(220,000)	35,000	(239,000)	20,000
Extensions and discoveries	2,999,000	23,000	5,867,000	51,000	1,715,000	28,000
Purchases of reserves in place	130,000	1,000	178,000	-	141,000	-
Sales of reserves in place	-	-	(5,000)	(3,000)	(25,000)	(4,000)
Production	(1,710,000)	(41,000)	(1,449,000)	(35,000)	(1,298,000)	(37,000)
Balance, October 31	15,273,000	407,000	13,786,000	385,000	9,415,000	337,000
Proved developed reserves:						
Beginning of period	13,786,000	385,000	8,459,000	298,000	8,249,000	296,000
End of period	13,993,000	374,000	13,786,000	385,000	8,459,000	298,000

The standardized measure of discounted future net cash flows from reserves is set forth below as of October 31 of the indicated year.

	2004	2003	2002
Future cash inflows	$ 109,703,000	$ 66,043,000	$ 44,244,000
Future production and development costs	(32,091,000)	(20,878,000)	(14,469,000)
Future income tax expense	(19,965,000)	(11,094,000)	(6,552,000)
Future net cash flows	57,647,000	34,071,000	23,223,000
10% discount factor	(24,788,000)	(12,930,000)	(9,157,000)
Standardized measure of discounted future net cash flows	$ 32,859,000	$ 21,141,000	$ 14,066,000

The principal sources of change in the standardized measure of discounted future cash flows from reserves are set forth below for the indicated year.

	2004	2003	2002
Balance, November 1	$ 21,141,000	$ 14,066,000	$ 10,960,000
Sales of oil and gas produced, net of production costs	(7,292,000)	(5,886,000)	(3,407,000)
Net changes in prices and production costs	14,919,000	2,071,000	3,386,000
Extensions and discoveries, net of future development and production costs	8,617,000	11,436,000	3,039,000
Changes in future development costs	(224,000)	(54,000)	(79,000)
Previously estimated development costs incurred during the period	304,000	467,000	280,000
Revisions of previous quantity estimates, timing, and other	(2,129,000)	77,000	(218,000)
Purchases of reserves in place	465,000	441,000	320,000
Sales of reserves in place	-	(66,000)	(122,000)
Accretion of discount	2,114,000	1,407,000	1,096,000
Net change in income taxes	(5,056,000)	(2,818,000)	(1,189,000)
Balance, October 31	$ 32,859,000	$ 21,141,000	$ 14,066,000

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
CREDO Petroleum Corporation
Denver, Colorado

We have audited the consolidated balance sheets of CREDO Petroleum Corporation and subsidiaries as of October 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the period ended October 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CREDO Petroleum Corporation and subsidiaries as of October 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2004, in conformity with U.S. generally accepted accounting principles.

HEIN & ASSOCIATES LLP

Denver, Colorado
January 7, 2005

Board of Directors and Corporate Information

Directors

William N. Beach
Independent Oil Operator and President,
Beach Exploration, Inc.
Midland, Texas

Clarence H. Brown
Independent Businessman and Petroleum Engineer
Westminster, Colorado

Oakley Hall
Retired Partner-PricewaterhouseCoopers and Independent Businessman
Kingwood, Texas

James T. Huffman
Chairman and President of the Company
Denver, Colorado

William F. Skewes
Attorney
Denver, Colorado

Richard B. Stevens
Independent Businessman and Oil Operator
Phoenix, Arizona



RICHARD B. STEVENS OAKLEY HALL WILLIAM N. BEACH
CLARENCE H. BROWN JAMES T. HUFFMAN WILLIAM F. SKEWES

Market quotations shown below were reported by the National Association of Securities Dealers, Inc. and represent prices between dealers excluding retail mark-up or commissions.

	2004		2003	
Fiscal Quarter Ended	High	Low	High	Low
Jan. 31	$ 13.50	$ 10.71	$ 6.31	$ 4.13
April 30	16.67	11.99	9.87	6.33
July 31	18.79	14.01	10.61	7.13
Oct. 31	17.39	12.27	11.86	8.40

At December 31, 2004, the company had 2,932 shareholders of record. The company has never paid a cash dividend and does not expect to pay any cash dividends in the foreseeable future. Earnings are reinvested in business activities. The company issued a 3-for-2 stock split in 2004 and a 20% stock dividend during 2003.

Director Emeritus

William D. Howell

Executive Officers

James T. Huffman
President

David W. Vreeman
Chief Financial Officer and Corporate Secretary

Corporate Counsel

Davis Graham & Stubbs LLP
Denver, Colorado

Hall, Estill, Hardwick, Gable, Gordon & Nelson, P.C.
Oklahoma City, Oklahoma

Executive Offices

1801 Broadway, Suite 900
Denver, Colorado 80202
(303) 297-2200
Website: www.credopetroleum.com

Subsidiaries

SECO Energy Corporation
1801 Broadway, Suite 900
Denver, Colorado 80202

United Oil Corporation
1801 Broadway, Suite 900
Denver, Colorado 80202

Independent Auditors

Hein & Associates LLP
Denver, Colorado

Registrar and Transfer Agent

Computershare Trust Company, Inc.
350 Indiana Street, Suite 800
Golden, Colorado 80401

Stock Exchange

NASDAQ Small-Cap Market
NASDAQ Symbol: CRED

CREDO PETROLEUM CORPORATION
1801 BROADWAY, SUITE 900
DENVER, CO 80202
(303) 297-2200
www.credopetroleum.com